SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

OSG AMERICA L.P.

(Name of Subject Company)

OSG AMERICA L.P.

(Name of Person Filing Statement)

Common Units representing limited partner interests

(Title of Class of Securities)

671028 10 8

(CUSIP Number of Class of Securities)

James I. Edelson

General Counsel and Secretary

OSG America LLC

Two Harbour Place

302 Knights Run Avenue

Tampa, FL 33602

(813) 209-0600

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Robert A. Profusek, Esq.

Andrew M. Levine, Esq.
Jones Day
222 East 41st Street
New York, NY 10017
(212) 326-3939

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on November 5, 2009 by OSG America L.P., a Delaware limited partnership (as amended or supplemented from time to time, including as amended by this Amendment No. 2, the “Statement”).

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

The last sentence of the first paragraph under the heading “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Conflicts of Interest and Transactions with the Bidder and its Affiliates” is replaced in its entirety with the following sentence:

The Committee was authorized to consider and evaluate the Offer as described under “Item 4—The Solicitation or Recommendation—Determination and Recommendation of the Conflicts Committee”; however the Offer was not conditioned on the approval of the Conflicts Committee.

Item 4.    The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented as follows:

1.               The paragraph under the heading “Item 4—The Solicitation or Recommendation—Determination and Recommendation of the Conflicts Committee” is replaced in its entirety with the following paragraph:

The General Partner and the Partnership have determined that the offer of $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates), and the Partnership recommends that Unitholders tender their Units to the Bidder pursuant to the Offer.  The determination and recommendation were made by the Conflicts Committee pursuant to authority granted by the GP Board to consider and evaluate the Offer, and make a recommendation (or refrain from making a recommendation) on behalf of the Partnership as to whether Unitholders (other than OSG and its affiliates) should accept or reject the Offer, or whether to remain neutral with respect thereto (the “Committee Authorization”).

2.               The fifth sentence of the 42nd paragraph of the Statement (giving effect to the prior amendments to the Statement) under the heading “Item 4—The Solicitation or Recommendation—Background of the Offer” is replaced in its entirety with the following sentence:

After considering the factors described in “Reasons for the Determination of the Conflicts Committee” below, the Committee unanimously determined, for the General Partner and the Partnership pursuant to the Committee Authorization, that the offer of $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates), from a financial view, as of September 24, 2009.

3.               The last sentence of the last paragraph under the heading “Item 4—The Solicitation or Recommendation—Background of the Offer” is replaced in its entirety with the following sentence:

Based upon the foregoing, the Committee’s prior deliberations with respect to this matter and the matters discussed in “—Reasons for the Determination and Recommendation of the Conflicts Committee” below, the Committee unanimously determined, for the Partnership pursuant to the Committee Authorization, to recommend that Unitholders tender their Units to the Bidder pursuant to the Offer.

4.               The first paragraph under the heading “Item 4—The Solicitation or Recommendation—Reasons for the Determination and Recommendation of the Conflicts Committee” is replaced in its entirety with the following paragraph:

In reaching the determination for the General Partner and the Partnership pursuant to the Committee Authorization that the offer of $10.25 per Unit is fair to Unitholders (other than OSG and its affiliates) and the recommendation for the Partnership pursuant to the Committee Authorization that the Unitholders tender their Units to the Bidder pursuant to the Offer, the Conflicts Committee considered numerous factors and a substantial amount of information, including at 15 Committee meetings held by the Committee since June 2009 and substantial discussions in between such meetings.  The principal factors supporting these determinations are set forth next.

5.               The third paragraph under the heading “Item 4—The Solicitation or Recommendation—Reasons for the Determination and Recommendation of the Conflicts Committee—Procedural Fairness” is replaced in its entirety with the following paragraph:

In light of the foregoing factors and the Committee’s authority to consider and evaluate the Offer for the General Partner and the Partnership pursuant to the Committee Authorization, neither the General Partner nor the Partnership retained an unaffiliated representative to act on behalf of the Partnership’s unaffiliated Unitholders for purposes of negotiating the terms of the Offer or preparing a report concerning the fairness of the transaction.

6.               The first sentence of the last paragraph under the heading “Item 4—The Solicitation or Recommendation—Reasons for the Determination and Recommendation of the Conflicts Committee—Procedural Fairness” is replaced in its entirety with the following sentence:

The foregoing discussion of the reasons for the determination of the General Partner and the Partnership and the recommendation of the Partnership, in each case acting through the Conflicts Committee pursuant to the Committee Authorization, is not intended to be exhaustive, but describes all of the material reasons underlying the determination and recommendation.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2009

OSG AMERICA L.P.

By: OSG America LLC, its general partner

	By:	/s/ JAMES G. DOLPHIN
Name: James G. Dolphin
Title: Director

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